Interactive Intelligence, Inc.
7601 Interactive Way, Indianapolis, Indiana 46278
(317) 872-3000

March 29, 2006

VIA EDGAR

Securities and Exchange Commission
Attention: Filing Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re: Interactive Intelligence, Inc.
Commission File No. 000-27385
Annual Report on Form 10-K

Dear Sir or Madam:

On behalf of Interactive Intelligence, Inc. (the “Company”), enclosed for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission, is the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

The financial statements contained in the report are presented on a basis consistent with the preceding year, and do not reflect any changes in accounting principles or practices or in the methods of application of those principles or practices.

Sincerely,

/s/ Stephen R. Head
Stephen R. Head
Chief Financial Officer

Enclosure